Exhibit 99.16

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DEBORAH J. COX, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
	)	C.A. No. 7529-CS
v.	)
)
)
D. JAMES GUZY, MICHAEL J. SALAMEH,	)
JOHN H. HART, ROBERT H. SMITH,	)
THOMAS RIORDAN, PATRICK	)
VERDERICO, RALPH SCHMITT,	)
INTEGRATED DEVICE TECHNOLOGY,	)
INC., PINEWOOD ACQUISITION CORP.,	)
PINEWOOD MERGER SUB, LLC and PLX	)
TECHNOLOGY, INC.,	)
)
Defendants.	)

AMENDED VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff, by her attorneys, alleges upon information and belief, except for her own acts, which are alleged on knowledge, as follows:

1.        Plaintiff brings this class action on behalf of the public stockholders of PLX Technology, Inc. (“PLX” or the “Company”) against PLX’s Board of Directors (the “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Integrated Device Technology, Inc. (“IDT”) by means of an unfair process and for an unfair price and without providing adequate disclosures.

2.        PLX designs, develops, manufactures, and sells integrated circuits that perform critical system connectivity functions, which are crucial for standards-based electronic equipment. PLX is a market share leader in switches and bridges for PCI Express, a general purpose interconnection standard, and supplies an extensive portfolio of PCI Express switches;

PCI Express bridges that allow backward compatibility to the previous PCI standard; and a bridge that enables seamless interoperability between two of the most popular mainstream interconnects: PCI Express and USB 3.0.

3.        On February 7, 2012, one of PLX’s largest shareholders, Balch Hill Capital, LLC (“Balch Hill”) filed a Schedule 13D announcing that the Company should seek a suitor in light of its profitable PCI Express switches. When talks between Simon J. Michael (“Michael”) of Balch Hill and the Company went nowhere, and no action was taken by the Company, Balch Hill publicly sought to have the PLX Board replaced, first by writing a letter to the Board on March 13, 2012, and then by submitting a proxy solicitation on April 6, 2012, submitting its seven candidates of its own choosing to replace the current PLX Board.

4.        Then, less than a month after the Balch Hill solicitation, on April 30, 2012, IDT and the Company announced a definitive agreement under which IDT, through its wholly-owned subsidiary Pinewood Acquisition Corp. (“Merger Sub”) and Merger Sub’s wholly-owned subsidiary Pinewood Merger Sub, LLC (“Merger LLC”), would acquire all of the outstanding shares of PLX common stock pursuant to an exchange offer, followed by a second-step merger (the “Proposed Transaction”). In the acquisition, PLX stockholders would receive (i) $3.50 in cash and (ii) 0.525 shares of IDT common stock for each PLX common share outstanding. Based on IDT’s closing stock price of $6.67 on April 27, 2012, the transaction is valued at approximately $7.00 per PLX share and results in a total transaction value of approximately $330 million.

5.        IDT had expressed interest in acquiring the Company for nearly one year. PLX had repeatedly rebuffed these overtures, informing IDT that the Company wanted to execute on its long-term business plan. Yet as soon as IDT indicated that it might be willing to make available a Board seat for a member of the PLX Board, as well as positions for PLX executive management, Defendants quickly changed their tune and pursued a transaction that might be in their own personal best interests. Given that the Company was faced with a proxy contest, Defendants acted for their own preservation, quickly and hastily agreeing to the Proposed Transaction without even conducting a semblance of a sales process.

6.        At no point prior to agreeing to the Proposed Transaction did the Board engage a financial advisor to conduct a market check to determine whether other parties might be interested in a strategic or financial transaction. Without any knowledge of whether other potential suitors existed, let alone what they might be willing to pay, the Board failed to maximize shareholder value.

7.        In a vain attempt to cure the lack of any market check prior to executing the Proposed Transaction, as part of the merger agreement the Company may undertake a limited 30-day “go-shop” period. This “go-shop” does not provide enough time for the Company and its advisors to conduct a meaningful search. Additionally, should the Company find a competing suitor in this limited “go-shop,” it is still obligated to pay IDT a termination fee.

8.        The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for inadequate consideration. The Individual Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated April 30, 2012 (the “Merger Agreement”), defendants agreed to: (i) a limited “go-shop” period followed by a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even in continuing discussions and negotiations with potential acquirers; (ii) a provision that provides IDT with four business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay IDT a termination fee as high as $13.2 million. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of PLX.

9.        The Proposed Transaction is going to be effected through the dissemination of the Schedule 14D-9 Recommendation Statement filed by PLX on May 22, 2012 (the “Recommendation Statement”) that fails to provide shareholders with material information regarding the Proposed Transaction. Without this information, shareholders cannot make an informed decision regarding whether or not to tender their shares.

10.        The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and PLX, IDT, Merger Sub and Merger LLC have aided and abetted such breaches by PLX’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

11.        Plaintiff is, and has been at all relevant times, the owner of shares of common stock of PLX.

12.        PLX is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 870 W. Maude Avenue, Sunnyvale, California 94085.

13.        Defendant Ralph Schmitt (“Schmitt”) has been the President, Chief Executive Officer, and a director of the Company since 2008.

14.        Defendant D. James Guzy (“Guzy”) has been Chairman of the Board and a director of the Company since 1986.

15.        Defendant Michael J. Salameh (“Salameh”) has been a director of the Company since 1986. Salameh co-founded PLX and served as Chief Executive Officer from 1986 until 2008.

16.        Defendant John H. Hart has been a director of the Company since 1999.

17.        Defendant Robert H. Smith has been a director of the Company since 2002.

18.        Defendant Thomas Riordan (“Riordan”) has been a director of the Company since 2004.

19.        Defendant Patrick Verderico has been a director of the Company since 2004.

20.        Defendants referenced in ¶¶ 13 through 19 are collectively referred to as Individual Defendants and/or the Board.

21.        Defendant IDT is a Delaware corporation with its headquarters located at 6024 Silver Creek Valley Road, San Jose, California 95138. IDT designs, develops, manufactures and markets low-power, high-performance mixed signal semiconductor solutions for the advanced communications, computing and consumer industries. IDT’s computing products are designed specifically for desktop, notebook, sub-notebook, storage and server applications, optimized gaming consoles, set-top boxes, digital TV and smart phones for consumer-based clients.

22.        Defendant Pinewood Acquisition Corp. is a Delaware corporation wholly-owned by IDT that was created for the purposes of effectuating the Proposed Transaction.

23.        Defendant Pinewood Merger Sub, LLC is a Delaware limited liability company and wholly-owned subsidiary of Pinewood Acquisition Corp. that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

24.        By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of PLX and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

25.        Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders and, if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a)        adversely affects the value provided to the corporation’s shareholders;

(b)        favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)        adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(d)        will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

26.        In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a)        participating in any transaction where the Individual Defendants’ loyalties are divided;

(b)        participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)        unjustly enriching themselves at the expense or to the detriment of the public shareholders.

27.        Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to plaintiff and other public shareholders of PLX.

CLASS ACTION ALLEGATIONS

28.        Plaintiff brings this action on her own behalf and as a class action on behalf of all owners of PLX common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

29.        This action is properly maintainable as a class action for the following reasons:

(a)        the Class is so numerous that joinder of all members is impracticable. As of March 31, 2012, PLX has approximately 44.7 million shares outstanding.

(b)        questions of law and fact are common to the Class, including, inter alia, the following:

(i)

Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)

Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)

Have the Individual Defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(iv)

Have the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(v)	Have the Individual Defendants failed to provide the Class with material information necessary for them to make an informed decision regarding whether or not to tender their shares;

(vi)	Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(vii)	Have PLX, IDT, Merger Sub and Merger LLC aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(viii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

(c)        Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

(d)        Plaintiff’s claims are typical of those of the other members of the Class.

(e)        Plaintiff has no interests that are adverse to the Class.

(f)        The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g)        Conflicting adjudications for individual members of the Class might, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications, or substantially impair or impede their ability to protect their interests.

(h)        Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

FURTHER SUBSTANTIVE ALLEGATIONS

30.        PLX designs, develops, manufactures, and sells integrated circuits that perform critical system connectivity functions, which are crucial for standards-based electronic equipment. PLX is a market share leader in switches and bridges for PCI Express, a general purpose interconnection standard, and supplies an extensive portfolio of PCI Express switches; PCI Express bridges that allow backward compatibility to the previous PCI standard; and a bridge that enables seamless interoperability between two of the most popular mainstream interconnects: PCI Express and USB 3.0.

31.        According to the Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 9, 2012 for the quarter that ended on March 31, 2012, PCI Express earned the Company $15.9 million, making up 62.6% of revenue generated by the Company. This was an increase from the $14.2 million earned from PCI Express for the same time period in 2011, when PCI Express made up 50.7% of total revenue.

The Flawed Sales Process

32.        Once it decided to sell the Company, the Board had a fiduciary obligation to take any and all reasonable steps to secure the highest possible price for PLX and its shareholders. Here, however, the PLX Board members breached their fiduciary duties by engaging in a wholly inadequate sales process. More specifically, (a) the purportedly independent Board members rubber stamped the actions and decisions made by PLX’s CEO Schmitt, and (b) the Board never even considered whether to solicit alternative indications of interest prior to entering into the Merger Agreement with IDT.

33.        The Board’s decision to sell the Company was ultimately a result of its desire to avoid a proxy contest, not to maximize shareholder value.

34.        Informal discussions between PLX and IDT date back to April 13, 2011, when Schmitt met with Dr. Theodore Tewksbury (“Tewksbury”), the CEO of IDT.

35.        On June 17, 2011, Tewksbury indicated that IDT was willing to acquire the Company for $5.00 per share, 50% in cash and 50% in stock. After a meeting with the PLX Board, this offer was rejected by PLX on June 22, 2011, and that “PLX wanted to continue to execute its long-term business plan to build the recently-acquired Ethernet business.”

36.        On July 8, 2011, Riordan met with Umesh Padval (“Padval”), a member of IDT’s board of directors, to discuss IDT’s proposal and interest in a strategic transaction. Again,

Riordan indicated that “the PLX Board of Directors did not believe that a strategic transaction was in the Stockholders’ interests at that time.”

37.        Throughout November and December 2011, Mr. Simon J. Michael (“Michael”), Manager of Balch Hill Capital, LLC (“Balch Hill”), one of PLX’s biggest shareholders, had several conversations with PLX management indicated that he felt that PLX could be acquired for a significant premium.

38.        On February 7, 2012, Balch Hill filed a Schedule 13D with the SEC, indicating that it owns approximately 9.7% of the Company’s outstanding common stock. The Schedule 13D included the following statement:

Mr. Michael believes that management should seek a buyer for the issuer to take advantage of the tremendous market interest in the Issuer’s PCI Express switches, and particularly its Gen3 switches. These switches are becoming strategically important to customers in a number of areas, particularly storage and networking. The combination of the emergences of PCI Express as the dominant high speed inter-connect, the strategic value of the Issuer’s dominant position in PCI Express switches, and the cost synergies a large acquirer could recognize, will enable the issuer to achieve an acquisition value substantially higher than what the Issuer could achieve as a standalone concern.

39.        Michael met with directors Schmitt, Guzy, Salameh and Riordan on February 21, 2012 to discuss the PCI Express business and opportunities to sell the Company. As described in a Schedule 14A Proxy Statement filed by Balch with the SEC on April 6, 2012 (the “Balch Proxy”), at this meeting Michael “expressed his belief that the core PCI Express business was very promising and that ongoing industry transitions, particularly in storage and networking, were making the PCI Express business increasingly valuable and that the best vehicle for realizing that value was through a sale of the Company.” As indicated in the Balch Proxy, “the Company’s representatives indicated that they did not intend to pursue a sale of the Company and instead intended to remain focused on the Company’s 10 Gigabit Ethernet business.”

40.        The next day, Schmitt held talks with Tewksbury, who reiterated IDT’s interest in acquiring PLX. At this meeting, Tewksbury placed a considerable incentive before Schmitt, indicating that IDT was willing to provide positions for PLX executive management—including Schmitt—at the newly-merged PLX-IDT entity. Despite the Company’s assertions to Michael a day earlier, after this assurance from Tewksbury there can be no doubt that the Company was clearly in play at this point.

41.        On March 13, 2012, Michael sent a letter to the Board, expressing his dissatisfaction with the Board, and in particular, a series of actions approved by the Board that have diluted the Company’s shareholders and weakened the Company’s financial performance. The letter indicated Michael’s belief that immediate change at the Board level was necessary to end the erosion of stockholder value and to realize full value for the Company’s core assets. Accordingly, as stated in the letter, Balch nominated a slate of nominees for election to the board of directors at the Company’s 2012 Annual Meeting of Stockholders to replace the existing Board. Specifically, the letter stated the following:

Instead of focusing the Company’s resources on its one valuable business, the Company’s PCI Express business, the Board has undertaken a series of acquisitions which have not only had a dilutive effect for stockholders but have also caused a significant decline in the Company’s share price and substantially weakened the Company’s financial performance.

In January 2009, PLX acquired Oxford Semiconductor, Inc. by issuing 9 million shares or approximately 32% of the Company’s then outstanding common stock. If valued today, the consideration to acquire Oxford would be in excess of $30 million. Yet, PLX recently sold its UK design team and certain other assets, comprising what we believe to be the bulk of what was originally acquired from Oxford Semiconductor, for $2.2 million.

In October 2010, PLX acquired Teranetics, Inc. PLX paid a total consideration of $54 million comprised of cash, stock, and assumed debt for this 10 Gigabit Ethernet business with negligible revenues. This was at a time when PLX’s entire market capitalization was approximately $134 million immediately prior to the acquisition. Today, the 10 Gigabit Ethernet business is underperforming and consumes essentially all of PLX’s profits and cash flow.

Together, these two acquisitions have led to major equity dilution, increasing the Company’s share count from approximately 28 million to over 44 million shares, an increase of approximately 57%. We estimate these acquisitions also consumed well in excess of $40 million in cash consideration, acquisition of debt, and operating losses.

PLX’s search for acquisition targets has also been a clear distraction to management, as has been the integration process following any such acquisitions. This Board should immediately cease all potential acquisition activities. We believe the Company must instead focus on improving PLX’s truly valuable business, the Company’s PCI Express business.

We believe immediate change at the Board level is necessary to end the erosion of stockholder value and to realize full value for the Company’s core assets. We believe a reconstituted Board focused on reviewing all strategic options for the Company, including a sale of the Company is the best option for creating value for all stockholders of the Company.

Accordingly, Balch Hill Partners has nominated a slate of nominees for election to the Board at the Company’s 2012 Annual Meeting of Stockholders. We believe our nominees have the broad range of relevant expertise and experience necessary to address the challenges currently facing the Company and to evaluate all strategic alternatives to improve stockholder value. However, we believe it is in the best interests of stockholders to avoid the disruption and expense of a protracted proxy fight. Therefore, we urge the Board to continue discussions with us regarding the composition of the Board in hopes of ultimately reaching a mutually agreeable resolution that will serve the best interests of all stockholders.

42.        On March 22, 2012, Guzy and Schmitt met with Tewksbury and John Schofield, chairman of the IDT board of directors. At this meeting, Tewksbury “reiterated that Parent would potentially be willing to consider making available a Parent board seat for a member of the PLX Board of Directors, as well as positions for PLX executive management, in connection with any potential transaction.”

43.        Concerned about being replaced in the proxy contest, and recognizing that a acquisition of the Company would mean severance payments for executives and the ability to redeem their options and other shares, the Board quickly abandoned its long-term business plan and opted for self-preservation.

44.        On April 1, 2012, PLX entered into a 30-day exclusivity period with IDT. Despite their previous determination that they should require a “meaningful ‘market check’ to determine if there was a better offer available,” the Board nevertheless entered this exclusivity period without one.

45.        On April 6, 2012, Balch filed the Balch Proxy with the SEC, initiating a proxy contest and proposing that shareholders vote for the seven directors Balch selected to replace the current Board.

46.        Less than four weeks later, in a press release dated April 30, 2012, the Company announced that it had entered into a Merger Agreement with IDT pursuant to which IDT, through Merger Sub and Merger LLC, will acquire all of the outstanding shares of the Company.

47.        The Company was clearly for sale by March 2011. However, the Board failed to contact any other potentially interested parties prior to entering into the Merger Agreement.

48.        In order to give the appearance of an adequate sales process, the Board obtained a limited 30-day go-shop provision to determine if other parties had an interest in acquiring the Company post-Merger Agreement.

49.        Moreover, despite the fact that IDT’s public share price has been obviously highly volatile, the Board failed to secure a collar provision as an element of the Merger Agreement. Indeed, IDT’s share price has fluctuated wildly within the past year, with a 52-week trading range of $4.70 to $8.41 per share as of May 22, 2012.

50.        Under the terms of the Proposed Transaction, IDT would acquire all of the outstanding shares of PLX common stock pursuant to an exchange offer, followed by a second-step merger. In the acquisition, PLX stockholders would receive (i) $3.50 in cash and (ii) 0.525 shares of IDT common stock for each PLX common share outstanding. Based on IDT’s closing stock price of $6.67 on April 27, 2012, the transaction is valued at approximately $7.00 per PLX share and results in a total transaction value of approximately $330 million.

51.        In addition, the Recommendation Statement states that all of PLX executive officers—including Schmitt, who was the chief negotiator of the Proposed Transaction—are expected to be continuing employees in the merged PLX-IDT entity. This lucrative carrot was proffered as early as February 22, 2011, yet no attempt was made to appoint an independent special committee, or designate an independent director to conduct negotiations of PLX’s behalf.

52.        Moreover, since the announcement of the Proposed Transaction, the price of IDT stock has dropped significantly. Using IDT’s closing share price on May 10, 2012 of $5.89 yields a significantly lower implied transaction price of $6.59 for PLX shares. As a result, because the Board failed to negotiate a collar in the Merger Agreement, PLX shareholders will likely receive far less than the $7.00 Proposed Transaction value.

53.        While PLX shareholders are receiving an unfair price, IDT stockholders will benefit tremendously from the Proposed Transaction. As a result of the Proposed Transaction, IDT anticipates it will achieve total run-rate cost synergies, excluding transaction related charges, in excess of $35 million by fiscal year 2014. As explained by IDT’s President and Chief Executive Officer, Ted Tewksbury: “Our two companies have complementary product sets, technologies and customer bases, and we share a focus on delivering the highest-performance system-level interconnect solutions for data centers and other applications. IDT and its shareholders will benefit from the top-line contribution of our enhanced product portfolio as well as the increased profitability provided through the added scale and expanded operating margin. This transaction is aligned with our long-term strategy of expanding our core businesses through organic growth and acquisitions.” Despite the significant synergies inherent in the transaction for IDT, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to IDT.

54.        The Board failed to engage in a sales process designed to maximize shareholder value. Rather, it decided to sell the Company hastily when faced with the proxy contest. The Board’s failure to fully inform itself regarding the value of the Company prior to signing the Merger Agreement cannot be remedied by the limited go shop period. In its haste to avoid the proxy contest and ensure self preservation, the Board agreed to a Proposed Transaction that undervalues the Company and does not take into account the Company’s long-term growth prospects, and in particular the growth prospects of the PCI Express business.

Preclusive Deal Protection Devices

55.        In addition, as part of the Merger Agreement, the Individual Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

56.        Section 5.4(a) of the Merger Agreement provides the Company with an extremely limited 30-day “go-shop” period under which the Company can solicit other potential acquirers. Section 5.4(b)(ii) states that after May 30, 2012, a “no solicitation” provision bars the Company from soliciting interest from other potential acquirers and forces the Company to terminate any and all prior or on-going discussions with other potential acquirers. Section 5.4(b)(ii) includes a provision whereby PLX will not waive a standstill agreement.

57.        Pursuant to Section 5.4(d) of the Merger Agreement, should an unsolicited bidder submit a competing proposal after the “go-shop” period, the Company must notify IDT of the bidder’s identity and the terms of the bidder’s offer.

58.        Pursuant to Section 5.4(e), should the Board determine that a competing offer is superior, before the Company can terminate the Merger Agreement with IDT in order to enter into the competing proposal, it must grant IDT four business days in which the Company must negotiate in good faith with IDT (if IDT so desires) and allow IDT to amend the terms of the Merger Agreement to make a counter-offer so that “such Superior Proposal would cease to constitute a Superior Proposal.” In other words, the Merger Agreement gives IDT access to any rival bidder’s information and allows IDT a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor IDT and piggy-back upon the due diligence of the foreclosed second bidder.

59.        The Merger Agreement also provides that a termination fee of $6.27 million must be paid to IDT by PLX if the Company decides to pursue a competing offer made during the “go-shop” period. Otherwise, the termination fee is $13.2 million. The competing bidder essentially must agree to pay a naked premium for the right to provide the shareholders with a superior offer.

60.        IDT is also the beneficiary of a “Top-Up” provision that ensures that IDT gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if IDT receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event IDT fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants IDT an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

The Materially Misleading and Incomplete Recommendation Statement

61.        To make matters worse, Defendants are withholding material information about the Proposed Transaction from PLX’s public shareholders. The Recommendation Statement, pursuant to which the Board recommends that PLX shareholders tender their shares in support of the Proposed Transaction, contains numerous material omissions, in contravention of the Board’s duty of candor and full disclosure. Without this information, PLX shareholders will be forced to decide whether or not to tender their shares without material information.

Disclosures Related to Deutsche Bank’s Financial Analyses

62.        As part of the Proposed Transaction consideration, the Company’s shareholders will receive 0.525 shares of IDT common stock for each PLX common share outstanding and will thus have a stake in the combined IDT-PLX entity. However, in rendering its fairness opinion, from what is disclosed in the Recommendation Statement, it appears that Deutsche Bank Securities Inc. (“Deutsche Bank”), the Company’s financial advisor, failed to perform a single analysis to evaluate the fairness of the exchange ratio, the stand-alone per share value of IDT, and the value of the combined post-transaction IDT-PLX entity. The Recommendation Statement must disclose what analyses, if any, were performed by Deutsche Bank with respect to these issues, as well what financial (historical or projected) information pertaining to IDT and the combined IDT-PLX entity (including synergies) were reviewed by Deutsche Bank. If no such analyses were performed, the Recommendation Statement must disclose the reasons for not doing so.

63.        The Recommendation Statement fails to disclose certain forecasts, data and inputs underlying the financial analyses supporting the fairness opinion of the Board’s financial advisor, Deutsche Bank, including:

(a)        with respect to the Discounted Cash Flow Analysis, which set of forecasts (the Forecast Excluding Satellite, the Forecast Excluding Satellite and Ethernet, and/or both sets) were used by Deutsche Bank in the analysis;

(b)        with respect to the Discounted Cash Flow Analysis, the free cash flow forecasts for years 2012 through 2016 that were used by Deutsche Bank in the analysis, as well as the definition of “free cash flows” used, and the disclosure of the forecasts for years 2012 through 2016 for all line items necessary to calculate the free cash flow amounts;

(c)        with respect to the Discounted Cash Flow Analysis, the criteria used to select the terminal value multiples of 10.0x to 12.0x and the key inputs used to calculate the discount rate range of 15.0% to 20.0%, including the weighted average cost of capital observed for PLX and the selected companies;

(d)        with respect to the Selected Public Companies Analysis, the CY2012E Enterprise Value/Revenue, CY2013E Enterprise Value/Revenue, and CY 2013E Price/Earning multiples observed for each of the comparable companies; the criteria used to select the range of multiples that were applied to PLX’s corresponding financial data; which equity research analysts did Deutsche Bank rely on in observing the projected financial performance for PLX and the comparable companies; the CY2012E Revenue, CY2013E Revenue, and CY2013E Earnings multiples observed for PLX in this analysis; and the reasons Deutsche Bank did not use the financial forecasts prepared by PLX management when calculating the 2012 and 2013 multiples for PLX;

(e)        with respect to the Selected Transactions Analysis, the criteria used by Deutsche Bank in determining which transactions were “relevant;” the Enterprise Value/LTM Revenue and Enterprise Value/NTM multiples observed for each of the selected transactions;

and the criteria used to select the Enterprise Value/LTM Revenue multiple range of 2.0x to 3.0x and the Enterprise Value/NTM multiple range of 1.7x to 2.2x; and

(f)        with respect to the Analysis of Premiums Paid, the low, high, mean, and median premiums observed among the selected transactions.

Disclosures Related to the Background of the Proposed Transaction

64.        The Recommendation Statement fails to provide shareholders with material information regarding the events leading up to the announcement of the Proposed Transaction, including the supposed sales process conducted by the Board, the discussions and negotiations with IDT, and the consideration of other strategic alternatives. In particular, the Recommendation Statement:

(a)        Fails to disclose what relationship, if any, Schmitt and Tewksbury had prior to their meeting on April 13, 2011;

(b)        Fails to disclose what relationship, if any, Riordan and Padval had prior to their meeting on July 8, 2011;

(c)        Fails to disclose whether the Board considered a collar provision given the volatility of IDT’s stock;

(d)        Fails to disclose whether Balch Hill was aware of IDT’s proposal at any time prior to the announcement of the Proposed Transaction, given its expressions of interest in a strategic transaction are temporally related to IDT’s expressions of interest;

(e)        Fails to disclose the Board’s basis for not appointing a special committee to conduct the negotiations when Schmitt was the lead negotiator on behalf of the Company, particularly given the fact that Schmitt, as an officer of PLX, was promised a position with the merged company;

(f)        Fails to disclose the March 13, 2012 letter sent by Balch Hill, which states its intent to nominate its own members to the Board;

(g)        Fails to disclose the Board’s basis for not beginning talks to retain Deutsche Bank until March 27, 2012, and the Board’s basis for not formally retaining Deutsche Bank until April 2, 2012, when Schmitt was directed by the Board to work with one or more financial advisors on March 9, 2012 to determine an expert view on the long-term value of and strategic alternatives for PLX;

(h)        Fails to disclose whether Deutsche Bank has represented IDT more than two years prior to its representation in the Proposed Transaction;

(i)        Fails to disclose whether the other financial advisors considered on March 27, 2012 were ever contacted prior to the Company’s retention of Deutsche Bank;

(j)        Fails to disclose whether IDT’s financial advisor, J.P. Morgan Securities LLC, has represented the Company in the past;

(k)        Fails to disclose whether PLX was engaged in any discussion, informal or otherwise, with any other companies concerning a possible combination in the time it began discussions with IDT in April 2011, and whether those talks were stalled as a result of the exclusivity period with IDT; and

(l)        Fails to disclose the basis for the Board’s decision to substitute the 30-day go-shop for a pre-signing market check.

65.        Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

66.        Plaintiff repeats all previous allegations as if set forth in full herein.

67.        The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of PLX and have acted to put their personal interests ahead of the interests of PLX shareholders.

68.        The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize PLX’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

69.        The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of PLX because, among other reasons:

(a)        they failed to take steps to maximize the value of PLX to its public shareholders and took steps to avoid competitive bidding;

(b)        they failed to properly value PLX; and

(c)        they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

70.        As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of PLX’s assets and will be prevented from benefiting from a value-maximizing transaction.

71.        Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

72.        Plaintiff and the Class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty - Disclosure

(Against all Individual Defendants)

73.        Plaintiff repeats all previous allegations as if set forth in full herein.

74.        The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting PLX’s shareholders.

75.        As set forth above, the Individual Defendants have breached their fiduciary duties through materially inadequate disclosures and material disclosure omissions.

76.        As a result, Plaintiff and the Class members are being harmed irreparably.

77.        Plaintiff and the Class have no adequate remedy at law.

COUNT III

Aiding and Abetting

(Against PLX, IDT, Merger Sub and Merger LLC)

78.        Plaintiff repeats all previous allegations as if set forth in full herein.

79.        As alleged in more detail above, Defendants PLX, IDT, Merger Sub and Merger LLC have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

80.        As a result, Plaintiff and the Class members are being harmed.

81.        Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A)        declaring this action to be a class action and certifying Plaintiff as the Class representatives and her counsel as Class counsel;

(B)        enjoining, preliminarily and permanently, the Proposed Transaction;

(C)        in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D)        directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E)        awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F)        granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: May 25, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 North Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

LEVI & KORSINSKY LLP

Donald J. Enright

1101 30th Street, NW, Suite 115

Washington, DC 20007

(202)	524-4290

CERTIFICATE OF SERVICE

I, Brian D. Long, do hereby certify that on this 25th day of May 2012, I have caused the foregoing Amended Verified Class Action Complaint for Breach of Fiduciary Duty to be filed and served electronically via LexisNexis File & Serve upon the following:

Bradley R. Aronstam

SEITZ ROSS ARONSTAM

& MORTIZ LLP

100 South West Street, Suite 400

Wilmington, DE 19801

And via hand delivery upon the following:

PLX Technology, Inc.	D. James Guzy
c/o Corporation Trust Company	c/o PLX Technology, Inc.
1209 Orange Street	(Pursuant to 10 Del. C. §3114)
Wilmington, DE 19801	c/o Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801

Michael J. Salameh	John H. Hart
c/o PLX Technology, Inc.	c/o PLX Technology, Inc.
(Pursuant to 10 Del. C. §3114)	(Pursuant to 10 Del. C. §3114)
c/o Corporation Trust Company	c/o Corporation Trust Company
1209 Orange Street	1209 Orange Street
Wilmington, DE 19801	Wilmington, DE 19801

Robert H. Smith	Thomas Riordan
c/o PLX Technology, Inc.	c/o PLX Technology, Inc.
(Pursuant to 10 Del. C. §3114)	(Pursuant to 10 Del. C. §3114)
c/o Corporation Trust Company	c/o Corporation Trust Company
1209 Orange Street	1209 Orange Street
Wilmington, DE 19801	Wilmington, DE 19801

Patrick Verderico	Ralph Schmitt
c/o PLX Technology, Inc.	c/o PLX Technology, Inc.
(Pursuant to 10 Del. C. §3114)	(Pursuant to 10 Del. C. §3114)
c/o Corporation Trust Company	c/o Corporation Trust Company
1209 Orange Street	1209 Orange Street
Wilmington, DE 19801	Wilmington, DE 19801

/s/ Brian D. Long

Brian D. Long (#4347)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DEBORAH J. COX, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
	)	C.A. No. 7529-CS
v.	)
)
)
D. JAMES GUZY, MICHAEL J. SALAMEH,	)
JOHN H. HART, ROBERT H. SMITH,	)
THOMAS RIORDAN, PATRICK	)
VERDERICO, RALPH SCHMITT,	)
INTEGRATED DEVICE TECHNOLOGY,	)
INC., PINEWOOD ACQUISITION CORP.,	)
PINEWOOD MERGER SUB, LLC and PLX	)
TECHNOLOGY, INC.,	)
)
Defendants.	)
)
)

VERIFICATION AND AFFIDAVIT OF

DEBORAH J. COX

STATE OF	MINNESOTA	}
}

COUNTY OF	HENNEPIN	}

Deborah J. Cox, being duly sworn deposes and says that:

1.        I am the Plaintiff in the above-entitled action, have read the foregoing Amended Verified Class Action Complaint For Breach of Fiduciary Duty, and believe it to be true and correct, and the same is true to my own knowledge, except as to the matters therein stated to be alleged upon information and belief, and as to those matters I believe them to be true.

2.        I have not received, been promised or offered and will not accept any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this action except (i) such damages or other relief as the Court may award me as a member of the Class; (ii) such fees, costs or other payments as the Court expressly approves to be paid to me, or (iii) reimbursement, paid by my attorneys, of actual and reasonable out-of-pocket expenditures incurred directly in connection with the prosecution of this action.

/s/ Deborah J. Cox
Deborah J. Cox

Sworn to before me this

24th Day of MAY, 2012.

Notary Public

My commission expires 01/31/2017

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DEBORAH J. COX, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	C.A. No. 7529-CS
)
D. JAMES GUZY, MICHAEL J. SALAMEH,	)
JOHN H. HART, ROBERT H. SMITH,	)
THOMAS RIORDAN, PATRICK VERDERICO,	)
RALPH SCHMITT, INTEGRATED DEVICE	)
TECHNOLOGY, INC., PINEWOOD	)
ACQUISITION CORP., PINEWOOD MERGER	)
SUB, LLC AND PLX TECHNOLOGY, INC.,	)
)
Defendants.	)

NOTICE OF FILING AN AMENDED COMPLAINT

PLEASE TAKE NOTICE that on May 25, 2012, pursuant to Court of Chancery Rule 15, plaintiff filed an Amended Verified Class Action Complaint for Breach of Fiduciary Duty in this action. Attached hereto as Exhibit A is a red-lined version of the Amended Verified Class Action Complaint for Breach of Fiduciary Duty filed on May 25, 2012, indicating the manner in which the Amended Verified Class Action Complaint for Breach of Fiduciary Duty differs from the Verified Class Action Complaint filed on May 14, 2012.

Dated: May 25, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
919 North Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

LEVI & KORSINSKY LLP
Donald J. Enright
1101 30th Street, NW, Suite 115
Washington, DC 20007
(202) 524-4290

CERTIFICATE OF SERVICE

I, Brian D. Long, do hereby certify that on this 25th day of May 2012, I have caused the foregoing Notice of Filing an Amended Complaint to be filed and served electronically via LexisNexis File & Serve upon the following:

Bradley R. Aronstam

SEITZ ROSS ARONSTAM

& MORTIZ LLP

100 South West Street, Suite 400

Wilmington, DE 19801

And via hand delivery upon the following:

PLX Technology, Inc.	D. James Guzy
c/o Corporation Trust Company	c/o PLX Technology, Inc.
1209 Orange Street	(Pursuant to 10 Del. C. §3114)
Wilmington, DE 19801	c/o Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801

Michael J. Salameh	John H. Hart
c/o PLX Technology, Inc.	c/o PLX Technology, Inc.
(Pursuant to 10 Del. C. §3114)	(Pursuant to 10 Del. C. §3114)
c/o Corporation Trust Company	c/o Corporation Trust Company
1209 Orange Street	1209 Orange Street
Wilmington, DE 19801	Wilmington, DE 19801

Robert H. Smith	Thomas Riordan
c/o PLX Technology, Inc.	c/o PLX Technology, Inc.
(Pursuant to 10 Del. C. §3114)	(Pursuant to 10 Del. C. §3114)
c/o Corporation Trust Company	c/o Corporation Trust Company
1209 Orange Street	1209 Orange Street
Wilmington, DE 19801	Wilmington, DE 19801

Patrick Verderico	Ralph Schmitt
c/o PLX Technology, Inc.	c/o PLX Technology, Inc.
(Pursuant to 10 Del. C. §3114)	(Pursuant to 10 Del. C. §3114)
c/o Corporation Trust Company	c/o Corporation Trust Company
1209 Orange Street	1209 Orange Street
Wilmington, DE 19801	Wilmington, DE 19801

/s/ Brian D. Long
Brian D. Long (#4347)

2